UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.__)*

Silk Road Medical, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

82710M100

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G	Page 2 of 22

1	Names of reporting persons WP X FINANCE, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 5,723,211
	7	Sole dispositive power 0
	8	Shared dispositive power 5,723,211
9	Aggregate amount beneficially owned by each reporting person 5,723,211
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 18.5%
12	Type of reporting person (see instructions) PN

SCHEDULE 13G	Page 3 of 22

1	Names of reporting persons WPX GP, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 5,723,211
	7	Sole dispositive power 0
	8	Shared dispositive power 5,723,211
9	Aggregate amount beneficially owned by each reporting person 5,723,211
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 18.5%
12	Type of reporting person (see instructions) PN

SCHEDULE 13G	Page 4 of 22

1	Names of reporting persons WARBURG PINCUS PRIVATE EQUITY X, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 5,723,211
	7	Sole dispositive power 0
	8	Shared dispositive power 5,723,211
9	Aggregate amount beneficially owned by each reporting person 5,723,211
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 18.5%
12	Type of reporting person (see instructions) PN

SCHEDULE 13G	Page 5 of 22

1	Names of reporting persons WARBURG PINCUS X PARTNERS, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 183,090
	7	Sole dispositive power 0
	8	Shared dispositive power 183,090
9	Aggregate amount beneficially owned by each reporting person 183,090
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 0.6%
12	Type of reporting person (see instructions) PN

SCHEDULE 13G	Page 6 of 22

1	Names of reporting persons WARBURG PINCUS X, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 5,906,301
	7	Sole dispositive power 0
	8	Shared dispositive power 5,906,301
9	Aggregate amount beneficially owned by each reporting person 5,906,301
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 19.1%
12	Type of reporting person (see instructions) PN

SCHEDULE 13G	Page 7 of 22

1	Names of reporting persons WARBURG PINCUS X GP L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 5,906,301
	7	Sole dispositive power 0
	8	Shared dispositive power 5,906,301
9	Aggregate amount beneficially owned by each reporting person 5,906,301
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 19.1%
12	Type of reporting person (see instructions) PN

SCHEDULE 13G	Page 8 of 22

1	Names of reporting persons WPP GP LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 5,906,301
	7	Sole dispositive power 0
	8	Shared dispositive power 5,906,301
9	Aggregate amount beneficially owned by each reporting person 5,906,301
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 19.1%
12	Type of reporting person (see instructions) OO

SCHEDULE 13G	Page 9 of 22

1	Names of reporting persons WARBURG PINCUS PARTNERS, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 5,906,301
	7	Sole dispositive power 0
	8	Shared dispositive power 5,906,301
9	Aggregate amount beneficially owned by each reporting person 5,906,301
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 19.1%
12	Type of reporting person (see instructions) PN

SCHEDULE 13G	Page 10 of 22

1	Names of reporting persons WARBURG PINCUS PARTNERS GP LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 5,906,301
	7	Sole dispositive power 0
	8	Shared dispositive power 5,906,301
9	Aggregate amount beneficially owned by each reporting person 5,906,301
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 19.1%
12	Type of reporting person (see instructions) OO

SCHEDULE 13G	Page 11 of 22

1	Names of reporting persons WARBURG PINCUS & CO.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization NEW YORK
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 5,906,301
	7	Sole dispositive power 0
	8	Shared dispositive power 5,906,301
9	Aggregate amount beneficially owned by each reporting person 5,906,301
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 19.1%
12	Type of reporting person (see instructions) PN

SCHEDULE 13G	Page 12 of 22

1	Names of reporting persons WARBURG PINCUS LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization NEW YORK
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 5,906,301
	7	Sole dispositive power 0
	8	Shared dispositive power 5,906,301
9	Aggregate amount beneficially owned by each reporting person 5,906,301
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 19.1%
12	Type of reporting person (see instructions) OO

SCHEDULE 13G	Page 13 of 22

1	Names of reporting persons CHARLES R. KAYE
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization UNITED STATES
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 0
	7	Sole dispositive power 0
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 0
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 0%
12	Type of reporting person (see instructions) IN

SCHEDULE 13G	Page 14 of 22

1	Names of reporting persons JOSEPH P. LANDY
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization UNITED STATES
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 0
	7	Sole dispositive power 0
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 0
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 0%
12	Type of reporting person (see instructions) IN

SCHEDULE 13G	Page 15 of 22

Item 1 (a)	Name of Issuer:

Silk Road Medical, Inc.

Item 1 (b)	Address of Issuer’s Principal Executive Offices:

1213 Innsbruck Dr.

Sunnyvale, CA 94089-2918

Item 2 (a)	Name of Person Filing:

a)	WP X FINANCE, L.P.
b)	WPX GP, L.P.
c)	WARBURG PINCUS PRIVATE EQUITY X, L.P.
d)	WARBURG PINCUS X PARTNERS, L.P.
e)	WARBURG PINCUS X, L.P.
f)	WARBURG PINCUS X GP L.P.
g)	WPP GP LLC
h)	WARBURG PINCUS PARTNERS, L.P.
i)	WARBURG PINCUS PARTNERS GP LLC
j)	WARBURG PINCUS & CO.
k)	WARBURG PINCUS LLC
l)	CHARLES R. KAYE
m)	JOSEPH P. LANDY

The persons listed above are collectively referred to herein as the “Reporting Persons.” The persons listed above, excluding Messrs. Kaye and Landy, are collectively referred to herein as the “Reporting Entities.”

Item 2 (b)	Address of Principal Business Office or, if None, Residence:

c/o Warburg LLC

450 Lexington Avenue

New York, NY 10017

Item 2 (c)	Citizenship:

Citizenship is set forth in Row 4 of the cover page for each of the Reporting Persons and is incorporated herein by reference for each of the Reporting Persons.

Item 2 (d)	Title of Class of Securities:

Common Stock, par value $0.001 per share

SCHEDULE 13G	Page 16 of 22

Item 2 (e)	CUSIP Number:

82710M100

Item 3	Not applicable as this Schedule 13G is filed pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 4	Ownership:

The information required by Items 4(a)-4(c) is set forth in Rows 5-11 of the cover page for each of the Reporting Persons and is incorporated herein by reference for each of the Reporting Persons. The ownership percentages set forth therein and below are based on 30,865,553 shares of common stock outstanding as of October 31, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2019.

As of October 31, 2019, 5,723,211 shares of the Issuer’s common stock, or 18.5%, are held by WP X Finance, L.P. (“WP X Finance”) and 183,090 shares of the Issuer’s common stock, or 0.6%, are held by Warburg Pincus X Partners, L.P. (“WPXP”). WPX GP, L.P., a Delaware limited partnership (“WPX GP”), is the managing general partner of WP X Finance. Warburg Pincus Private Equity X, L.P., a Delaware limited partnership (“WP X”), is the general partner of WPX GP. Warburg Pincus X, L.P., a Delaware limited partnership (“WPX LP”), is the general partner of WP X and WPXP. Warburg Pincus X GP L.P., a Delaware limited partnership (“WP X GP LP”), is the general partner of WPX LP. WPP GP LLC, a Delaware limited liability company (“WPP GP”), is the general partner of WP X GP LP. Warburg Pincus Partners, L.P., a Delaware limited partnership (“WP Partners”), is the managing member of WPP GP. Warburg Pincus Partners GP LLC, a Delaware limited liability company (“WP Partners GP”), is the general partner of WP Partners. Warburg Pincus & Co., a New York general partnership, is the managing member of WP Partners GP. Warburg Pincus LLC, a New York limited liability company is the manager of WP X Finance, WPXP, and WP X. Each Reporting Entity expressly disclaims beneficial ownership with respect to any shares of common stock of the Issuer in excess of its economic interest therein.

Investment and voting decisions with respect to the common stock held by the Reporting Entities are made by a committee comprised of three or more individuals, which was established as of January 31, 2020. All members of such committee disclaim beneficial ownership of the shares held by the Reporting Entities. As a result of the establishment of such committee, Messrs. Kaye and Landy ceased to beneficially own shares of common stock held by the Reporting Entities.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof certain of the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

As of January 31, 2020, as a result of the establishment of the committee of three or more individuals described in Item 4, Messrs. Kaye and Landy each ceased to be the beneficial owner of more than five percent of the class of securities to which this Schedule 13G pertains.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

SCHEDULE 13G	Page 17 of 22

Item 8	Identification and Classification of Members of the Group:

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The joint filing agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 99.1

Each Reporting Entity expressly disclaims beneficial ownership with respect to any shares of common stock in excess of its economic interest therein.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certifications:

Not Applicable.

SCHEDULE 13G	Page 18 of 22

INDEX TO EXHIBITS

Exhibit No.	Exhibit

99.1	Joint Filing Agreement, dated February 7, 2020.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2020

WP X FINANCE, L.P.

By: WPX GP, L.P., its managing general partner
By: Warburg Pincus Private Equity X, L.P., its general partner
By: Warburg Pincus X, L.P., its general partner
By: Warburg Pincus X GP L.P., its general partner
By: WPP GP LLC, its general partner
By: Warburg Pincus Partners, L.P., its managing member
By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

WPX GP, L.P.

By: Warburg Pincus Private Equity X, L.P., its general partner
By: Warburg Pincus X, L.P., its general partner
By: Warburg Pincus X GP L.P., its general partner
By: WPP GP LLC, its general partner
By: Warburg Pincus Partners, L.P., its managing member
By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

WARBURG PINCUS PRIVATE EQUITY X, L.P.

By: Warburg Pincus X, L.P., its general partner
By: Warburg Pincus X GP L.P., its general partner
By: WPP GP LLC, its general partner
By: Warburg Pincus Partners, L.P., its managing member
By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

WARBURG PINCUS X PARTNERS, L.P.

By: Warburg Pincus X, L.P., its general partner
By: Warburg Pincus X GP L.P., its general partner
By: WPP GP LLC, its general partner
By: Warburg Pincus Partners, L.P., its managing member
By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

WARBURG PINCUS X, L.P.

By: Warburg Pincus X GP L.P., its general partner
By: WPP GP LLC, its general partner
By: Warburg Pincus Partners, L.P., its managing member
By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

WARBURG PINCUS X GP L.P.

By: WPP GP LLC, its general partner
By: Warburg Pincus Partners, L.P., its managing member
By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

WPP GP LLC

By: Warburg Pincus Partners, L.P., its managing member
By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

WARBURG PINCUS PARTNERS, L.P.

By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

WARBURG PINCUS PARTNERS GP LLC

By: Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

WARBURG PINCUS & CO.

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

WARBURG PINCUS LLC

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Managing Director

CHARLES R. KAYE

By:	/s/ Robert B. Knauss
Robert B. Knauss, Attorney-in-Fact*

JOSEPH P. LANDY

By:	/s/ Robert B. Knauss
Robert B. Knauss, Attorney-in-Fact*

*

The Power of Attorney given by each of Messrs. Kaye and Landy was previously filed with the SEC on July 12, 2016 as an exhibit to the Schedule 13D filed by WEX Inc. and is hereby incorporated by reference.